[redacted]

14047868

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 4 2014
WASH, D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ICON Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 36th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ng, VP - Regulatory Compliance Officer — 212-418-4734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Douglas S. Crossman, CEO

Title

Notary Public

SARAH A LEWIS
Notary Public, State of New York
No. 02LE6248875
Qualified in New York County
Commission Expires September 26, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

ICON Securities, LLC
(A wholly owned subsidiary of ICON Capital, LLC)
Year Ended December 31, 2013
With Report and Supplementary Report of Independent Registered Public Accounting Firm

McGladrey

Assurance • Tax • Consulting

STATEMENT OF FINANCIAL CONDITION

ICON Securities, LLC
(A wholly owned subsidiary of ICON Capital, LLC)
Year Ended December 31, 2013
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

ICON Securities, LLC
(A wholly owned subsidiary of ICON Capital, LLC)
Statement of Financial Condition

Year Ended December 31, 2013

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
ICON Securities, LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of ICON Securities, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ICON Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2014

ICON Securities, LLC
(A wholly owned subsidiary of ICON Capital, LLC)
Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	324,156
Prepaid expenses		40,311
Due from ICON Capital, LLC		40,633
Due from affiliate		3,495
Total assets	$	408,595
Liabilities and member's equity		
Accrued expenses	$	23,100
Total liabilities		23,100
Member's equity:		
Member's contributions		16,466,100
Accumulated deficit		(16,080,605)
Total member's equity		385,495
Total liabilities and member's equity	$	408,595

See accompanying notes to Statement of Financial Condition.

ICON Securities, LLC
(A wholly owned subsidiary of ICON Capital, LLC)
Notes to Statement of Financial Condition

December 31, 2013

1. Organization

ICON Securities, LLC (formerly, ICON Securities Corp.), or the Company, is a Delaware limited liability company and is a wholly owned subsidiary of ICON Capital, LLC, or Capital. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities. The Company's primary business activity is to manage the sale of interests in alternative investments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. The management of the Company has evaluated all subsequent events through February 28, 2014, the date the Statement of Financial Condition was issued.

Cash

The Company's cash is held at one financial institution and at times may exceed insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Revenue Recognition

The Company receives dealer-manager fees in connection with the offering of alternative investments. During the year ended December 31, 2013, dealer-manager fees were earned from the sale of shares of common stock of CĪON Investment Corporation and interests of ICON ECI Fund Sixteen, ICON ECI Fund Fifteen, L.P., and ICON Oil & Gas Fund (each, a Fund, or collectively, the Funds). The amount of dealer-manager fees, typically 2% to 3% of the gross proceeds from the sales of the equity interests of the Funds, is determined in accordance with the Funds' respective governance documentation. Revenue is recognized when an investor's subscription agreement is accepted by a Fund.

2. Summary of Significant Accounting Policies (continued)

On November 1, 2013, ICON Oil & Gas GP, LLC made a determination to cease ICON Oil & Gas Fund's offering, cease its operations, wind up its affairs, liquidate its assets and make final liquidating distributions to the Fund's investors, which distributions were made on December 11, 2013.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Expense Sharing with Related Parties

Pursuant to an expense-sharing agreement, Capital pays or incurs the Company's expenses and then allocates to the Company, in accordance with the terms and conditions of the expense sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities. Allocated expenses are included net in amounts Due from ICON Capital, LLC on the accompanying Statement of Financial Condition.

Capital increased its investment in the Company by $4,251,000 through contributions made at various times during the year ended December 31, 2013. The increase was made through direct cash contributions by Capital.

4. Income Taxes

Effective January 2, 2013, the Company changed its tax structure from a Qualified Subchapter S subsidiary to a Limited Liability Company. As a result, there is no federal income tax liability at the entity level. The operating results of the Company are included in the consolidated federal, state and local income tax returns of its ultimate parent, ICON Investment Group, LLC. Accordingly, the local income tax benefit recorded for the year ended December 31, 2013 is reflected in amounts Due from ICON Capital, LLC.

As of December 31, 2013, the Company's tax years for 2010, 2011 and 2012 are subject to examination by the tax authorities. Additionally, tax years for 2006, 2007 and 2008 are open for examination by local tax authorities. As of December 31, 2013, the Company is no longer subject to U.S. federal, state or local examinations by tax authorities for years before 2010, except those years previously mentioned.

As of December 31, 2013, the Company did not have any uncertain tax positions.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds regulatory requirements.

At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.08 to 1. At December 31, 2013, the Company had net capital of $301,056, which was $296,056 in excess of its required minimum net capital of $5,000.

Advances to affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined by the Net Capital Rule, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.